UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )

LogicBio Therapeutics, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

54142F102

(CUSIP Number)

James Rawlingson, Chief Financial Officer

20 Berkeley Square,

Mayfair, London

W1J 6EQ, United Kingdom

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 23, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 54142F102

1	NAMES OF REPORTING PERSONS Arix Bioscience Plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,979,023 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,979,023 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,979,023 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.0% (2)
14	TYPE OF REPORTING PERSON (See Instructions) HC

(1)

The shares are directly beneficially owned by Arix Bioscience Holdings Limited (“Arix Ltd.”). Arix Bioscience Plc (“Arix Plc”) is the sole owner and parent of Arix Ltd. and may be deemed to indirectly beneficially own the shares held by Arix Ltd. The Reporting Person disclaims beneficial ownership, within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise of such portion of these securities in which the Reporting Person has no pecuniary interest.

(2)

This percentage set forth on the cover sheets is calculated based on 22,987,799 shares of common stock outstanding as of the completion of LogicBio Therapeutic, Inc.’s (the “Issuer”) initial public offering, including 1,050,000 shares of common stock sold pursuant to the full exercise of the underwriter’s option to purchase additional shares, as disclosed in, and derived from, the Issuer’s final prospectus dated October 18, 2018, filed with the Securities and Exchange Commission (the “Commission”) on October 22, 2018.

CUSIP No. 54142F102	Page 2

1	NAMES OF REPORTING PERSONS Arix Bioscience Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,979,023 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,979,023 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,979,023 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.0% (2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	The shares are directly beneficially owned by Arix Ltd. Arix Plc is the sole owner and parent of Arix Ltd. and may be deemed to indirectly beneficially own the shares held by Arix Ltd.
(2)

This percentage set forth on the cover sheets is calculated based on 22,987,799 shares of common stock outstanding as of the completion of the Issuer’s initial public offering, including 1,050,000 shares of common stock sold pursuant to the full exercise of the underwriter’s option to purchase additional shares, as disclosed in, and derived from, the Issuer’s final prospectus dated October 18, 2018, filed with the Commission on October 22, 2018.

CUSIP No. 54142F102	Page 3

1	NAMES OF REPORTING PERSONS Daniel P. O’Connell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,979,023 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,979,023 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,979,023 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.0% (2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)

The Reporting Person is an investment manager of Arix Bioscience, Inc. Arix Bioscience, Inc. and Arix Ltd., the direct beneficial owner of these securities, are each wholly owned subsidiaries of Arix plc.

(2)

This percentage set forth on the cover sheets is calculated based on 22,987,799 shares of common stock outstanding as of the completion of the Issuer’s initial public offering, including 1,050,000 shares of common stock sold pursuant to the full exercise of the underwriter’s option to purchase additional shares, as disclosed in, and derived from, the Issuer’s final prospectus dated October 18, 2018, filed with the Commission on October 22, 2018.

Item 1. Security and Issuer

This Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.0001 per share (the “Common Stock”) of LogicBio Therapeutics, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 610 Main Street, 3rd Floor, Cambridge, MA 02139. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2. Identity and Background

(a)	This Schedule 13D is being filed by the following persons, each of whom is referred to herein as a “Reporting Person” and collectively as the “Reporting Persons”:

1.	Arix Bioscience Plc (“Arix Plc”)

2.	Arix Bioscience Holdings Limited (“Arix Ltd.”)

3.	Daniel P. O’Connell.

Schedule A attached hereto sets forth the information required by Instruction C of the instructions to Schedule 13D.

(b)	The address of the principal business office of each of the Reporting Persons is 20 Berkeley Square, Mayfair, London W1J 6EQ, United Kingdom.

(c)

The principal business of each of Arix Plc and Arix Ltd. is the global healthcare and lifescience business. Dr. O’Connell is an investment manager for Arix Bioscience, Inc., which is a wholly owned subsidiary of Arix Plc, and provides services to Arix Plc and all of its subsidiaries, including Arix Ltd. Dr. O’Connell also serves as a director of the Issuer.

(d)	During the last five (5) years none of the Reporting Persons has been convicted in a criminal proceeding.

(e)

During the last five (5) years none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Arix Plc and Arix Ltd. are companies formed under the laws of England and Wales. Mr. O’Connell is a citizen of the United States of America.

Item 3. Source and Amount of Funds or other Consideration

On June 23, 2017, Arix Bioscience, Inc., a wholly owned subsidiary of Arix PLC, purchased 4,352,775 shares of the Issuer’s Series B Preferred Stock (“Series B Shares”) from the Issuer for an aggregate purchase price of $6,499,998.

On September 25, 2018, Arix Ltd. purchased 4,352,775 Series B Shares from Arix Bioscience, Inc. for an aggregate purchase price of $6,499,998.

On October 18, 2018, the Issuer entered into an underwriting agreement (the “Underwriting Agreement”) with Jefferies LLC, Barclays Capital Inc. and William Blair & Company, L.L.C., as representatives of the several underwriters (the foregoing, collectively, the “Underwriters”), related to an initial public offering (the “IPO”) of 7,000,000 shares of Common Stock of the Issuer at a price to the public of $10.00 per share, plus an option for the underwriters to purchase an additional 1,050,000 shares of Common Stock, which option was fully exercised on the closing of the IPO. The IPO closed on October 23, 2018.

In connection with the IPO, Arix Ltd. purchased 700,000 shares of Common Stock at the offering price of $10.00 per share, for an aggregate purchase price of $7,000,000 (the “IPO Shares”).

On October 23, 2018, upon the closing of the IPO, Arix Ltd. acquired 2,279,023 shares of Common Stock, resulting from the conversion of each Series B Share into 0.5235794 shares of Common Stock (the “Conversion Shares,” and together with the IPO Shares, the “Shares”).

The securities of the Issuer reported herein were purchased by Arix Ltd. with the working capital of Arix Ltd. both in transactions with the Underwriters (as described herein) and as a result of the conversion of securities formerly acquired in private transactions directly with the Issuer and an affiliate of Arix Ltd. No part of the purchase price of the Shares was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Shares.

The shares held by the Reporting Persons are held in margin accounts together with other securities. Such margin accounts may from time to time have debit balances.

Item 4. Purpose of Transaction

The disclosure in Item 3 is incorporated herein by reference.

Arix Ltd. acquired the Shares described in Item 3 hereto for investment purposes with the aim of increasing the value of its investments and the Issuer.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the Reporting Persons’ ownership of the Issuer’s securities, other opportunities available to the Reporting Persons, and general economic, money market and stock market conditions and subject to applicable legal requirements, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deems appropriate, , including, without limitation, (i) acquiring additional shares of Common Stock and/or other equity, debt, notes, instruments or other securities (collectively, “Securities”) of the Issuer in the open market or otherwise; (ii) disposing of any or all of its Securities in the open market or otherwise; (iii) engaging in short selling of or any hedging or similar transactions with respect to the Securities; and/or (iv) otherwise changing its intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Other than as described in this Item 4, the Reporting Persons have no plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)

Item 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. The information set forth in Item 3and 4 is incorporated herein by reference. All percentages of ownership of the Reporting Persons is calculated based on 22,987,799 shares of Common Stock outstanding as of the completion of the Issuer’s IPO, including 1,050,000 shares of Common Stock sold pursuant to the full exercise of the underwriter’s option to purchase additional shares, as disclosed in, and derived from, the Issuer’s final prospectus dated October 18, 2018, filed with the Securities and Exchange Commission on October 22, 2018.

(b)

Item 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Dr. O’Connell, by virtue of his relationship to Arix Plc and Arix Ltd. (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Act”)), the securities which Arix Ltd. directly beneficially owns. Dr. O’Connell disclaims beneficial ownership of such securities for all other purposes.

(c)	Except as set forth in Item 3 above, the Reporting Persons have not effected any transaction in the Shares of the Issuer during the past 60 days.

(d)	Except as described herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this statement.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Board Representation

Dr. O’Connell, an investment manager for Arix Bioscience, Inc., a wholly owned subsidiary of Arix Plc, is a member of the board of directors of the Issuer and, accordingly, the Reporting Persons may have the ability to affect and influence control of the Issuer. Dr. O’Connell may regularly interact with management and the other directors to discuss operational, strategic and other business issues affecting the Issuer.

Lock-Up Agreements

In connection with the IPO, Arix Ltd. entered into a lock-up agreement with the Issuer (the “Lock-Up Agreement”). The Lock-Up Agreement provides that, subject to limited exceptions, Arix Ltd. will not, during the period ending 180 days after the date of the IPO (the “Lock-Up Period”), directly or indirectly (1) sell, assign, transfer, pledge, contract to sell, or otherwise dispose of, any Shares or securities convertible into or exercisable or exchangeable for Shares with respect to which Arix Ltd. has or acquires the power of disposition or (2) enter into any swap or other agreement that transfers, in whole or in part, the economic risk of ownership of any such Shares.

After the Lock-Up Period expires, the Reporting Persons’ Shares will be eligible for sale in the public market, subject to any applicable limitations under Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), and other applicable U.S. securities laws.

The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Lock-Up Agreement, which is filed hereto as Exhibit 99.2 and incorporated herein by reference.

Investors’ Rights Agreement

In addition, Arix Ltd. and certain other stockholders of the Issuer entered into an amended and restated investors’s rights agreement with the Issuer (the “Investors Agreement”), dated as of June 19, 2017. The Investor Agreement grants certain registration rights to the holders of shares of the Common Stock issuable upon conversion of the shares of preferred stock.

Under the Investors Agreement, holders of registrable shares can demand that the Issuer file a registration statement or request that their shares be included on a registration statement that the Issuer is otherwise filing, in either case, registering the resale of their shares of Common Stock. These registration rights are subject to conditions and limitations, including the right, in certain circumstances, of the underwriters of an offering to limit the number of shares included in such registration and the Issuer’s right, in certain circumstances, not to effect a requested S-1 or S-3 registration during the period that is 60 days or 30 days, respectively, before its estimated date of filing of, and ending on a date that is 180 days or 90 days, respectively, after the effective date of, a company-initiated registration statement.

The registration rights of any holder will terminate upon the earliest to occur of the closing of a deemed liquidation event or such time as Rule 144 or another similar exemption under the Securities Act is available for the sale of all of such holder’s shares without limitation during a three-month period without registration.

Demand Registration Rights

After the expiration of the 180-day period following the completion of the IPO, the holders of at least 60% the registrable shares then outstanding may require the Issuer to file a registration statement on Form S-1 under the Securities Act of 1933, as amended (the “Securities Act”), at the Issuer’s expense with respect to the resale of their registrable shares, and the Issuer is required to, as soon as practicable, and in any event within 60 days after such request is given by the initiating holders, file a Form S-1 registration statement covering the registrable securities properly requested to be included.

At any time when the Issuer is eligible to file a registration statement on Form S-3 under the Securities Act, any holders of the registrable shares may require the Issuer to file a registration statement on Form S-3 at the Issuer’s expense with respect to the resale of their registrable shares at an aggregate offering price to the public (net of selling expenses) of not less than $1.0 million, and the Issuer is required to, as soon as practicable, and in any event within 45 days after such request is given by the initiating holders, file a Form S-3 registration statement covering the registrable securities properly requested to be included.

Piggyback Registration Rights

If the Issuer proposes to register any of its securities under the Securities Act for its own account or the account of any other holder (excluding any registration (i) relating to the sale of securities to its employees pursuant to a stock option, stock purchase or similar plan, (ii) relating to a Rule 145 transaction, (iii) on a form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of the registrable securities or (iv) in which the only Common Stock being registered is Common Stock issuable upon conversion of debt securities that are also being registered), the holders of registrable shares are entitled to notice of such registration and to request that the Issuer include registrable shares for resale on such registration statement and the Issuer is required, subject to certain conditions, to include such registrable securities on such registration statement.

The Investor Agreement contains customary cross-indemnification provisions, pursuant to which the Issuer is obligated to indemnify the selling stockholders in the event of misstatements or omissions in the registration statement attributable to the Issuer or any violation of the federal or state securities laws, rules or regulations and they are obligated to indemnify the Issuer for misstatements or omissions in the registration statement attributable to them.

The Issuer is required to pay substantially all expenses incurred in connection with registrations, filings or qualifications, including the reasonable fees and disbursements of one counsel for the selling stockholders. The Issuer is not required to pay registration expenses if a demand registration is withdrawn by holders of at least a majority of shares to be registered, unless the withdrawal is due to discovery of a materially adverse change in the Issuer’s business.

The foregoing description of the Investors Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Investors Agreement, which is filed hereto as Exhibit 99.1 and incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement, dated November 2, 2018

Exhibit 99.2	Investors’ Rights Agreement, dated as of June 19, 2017, by and among LogicBio Therapeutics, Inc. and each of the Investors and Common Holders listed therein (incorporated herein by reference to Exhibit 4.2 to LogicBio Therapeutics, Inc.’s Registration Statement on Form S-1, filed with the Securities and Exchange Commission on September 25, 2018).

Exhibit 99.3	Form of Lock-Up Agreement (included as Exhibit A to the Form of Underwriting Agreement filed as Exhibit 1.1 to LogicBio Therapeutics, Inc.’s Registration Statement on Form S-1, filed with the Securities and Exchange Commission on September 25, 2018, as amended on October 9, 2018, and incorporated herein by reference).

.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 2, 2018

ARIX BIOSCIENCE PLC

By:	/s/ James Rawlingson
Name:	James Rawlingson
Title:	Chief Financial Officer

ARIX BIOSCIENCE HOLDINGS LIMITED

By:	/s/ James Rawlingson
Name:	James Rawlingson
Title:	Director

/s/ Daniel P. O’Connell, M.D., Ph.D.
Daniel P. O’Connell, M.D., Ph.D.

SCHEDULE A

GENERAL PARTNERS, CONTROL PERSONS, DIRECTORS AND EXECUTIVE OFFICERS OF CERTAIN

REPORTING PERSONS

The following sets forth the name, position, address, principal occupation and citizenship of each general partner, control person, director and/or executive officer of the Reporting Persons (the “Instruction C Persons”). To the best of the Reporting Persons’ knowledge, (i) none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws and (ii) none of the Instruction C Persons owns any Common Stock or is party to any contract or agreement as would require disclosure in this Schedule 13D.

ARIX BIOSCIENCE HOLDINGS LIMITED

Name	Position	Citizenship	Present Principal Occupation	Business Address
Christopher Thomas Evans	Director	United Kingdom	Deputy Chairman, Arix Bioscience Plc	20 Berkeley Square, Mayfair, London W1J 6EQ, United Kingdom

Robert William Henry Lyne	Secretary	United Kingdom	Company Secretary, Arix Bioscience Plc	20 Berkeley Square, Mayfair, London W1J 6EQ, United Kingdom

Jonathan Peacock	Director	USA	Chairman, Arix Bioscience Plc	20 Berkeley Square, Mayfair, London W1J 6EQ, United Kingdom

James Hedley Rawlingson	Director	United Kingdom	Chief Financial Officer, Arix Bioscience Plc	20 Berkeley Square, Mayfair, London W1J 6EQ, United Kingdom

Joseph Anderson	Chief Investment Officer	United Kingdom	Chief Investment Officer, Arix Bioscience Holdings Limited	20 Berkeley Square, Mayfair, London W1J 6EQ, United Kingdom

ARIX BIOSCIENCE PLC

Name	Position	Citizenship	Present Principal Occupation	Business Address
Robert William Henry Lyne	Secretary	United Kingdom	Company Secretary, Arix Bioscience Plc	20 Berkeley Square, Mayfair, London W1J 6EQ, United Kingdom

Christopher Thomas Evans	Director	United Kingdom	Deputy Chairman, Arix Bioscience Plc	20 Berkeley Square, Mayfair, London W1J 6EQ, United Kingdom

Meghan Mair Fitzgerald	Director	USA	Non-Director, Arix Bioscience Plc	20 Berkeley Square, Mayfair, London W1J 6EQ, United Kingdom

Franz Bernhard Humer	Director	Switzerland	Non-Director, Arix Bioscience Plc	20 Berkeley Square, Mayfair, London W1J 6EQ, United Kingdom

Trevor Mervyn Jones	Director	United Kingdom	Non-Director, Arix Bioscience Plc	20 Berkeley Square, Mayfair, London W1J 6EQ, United Kingdom

Giles Kerr	Director	United Kingdom	Non-Director, Arix Bioscience Plc	20 Berkeley Square, Mayfair, London W1J 6EQ, United Kingdom

Jonathan Peacock	Director	USA	Chairman, Arix Bioscience Plc	20 Berkeley Square, Mayfair, London W1J 6EQ, United Kingdom

James Hedley Rawlingson	Director	United Kingdom	Chief Financial Officer, Arix Bioscience Plc	20 Berkeley Square, Mayfair, London W1J 6EQ, United Kingdom

Arthur Pappas	Director	USA	Non-Executive Director, Arix Bioscience Plc	20 Berkeley Square, Mayfair, London W1J 6EQ, United Kingdom